aKB



16014916 ...SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67024

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wood Warren & Co. Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Powell Street, Suite #200
(No. and Street)

Emeryville	**California**	**94608**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Roger Wood **510-420-3850**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda)

On 02/24/2016 before me, Amanpreet Kaur , Notary Public
(insert name and title of the officer)

personally appeared J. Roger Wood,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


AMANPREET KAUR
COMM. #2056824
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Commission Expires Feb 22, 2018

WITNESS my hand and official seal.

Signature  (Seal)

OATH OR AFFIRMATION

I, **J. Roger Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wood Warren & Co. Securities, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Managing Member

Title



PLFASE SEE ATTACHED
NOTARY CERTIFICATE

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda)

On 3 / 11 /2016 before me, Amanpreet Kaur , Notary Public
(insert name and title of the officer)

personally appeared J. Roger Wood,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


AMANPREET KAUR
COMM. #2058824
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Commission Expires Feb 22, 2018

WITNESS my hand and official seal.



Signature ______________________ (Seal)

oath or Affirmation

Wood Warren & Co. Securities, LLC

December 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Wood Warren & Co. Securities, LLC

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wood Warren & Co. Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 7, 2016

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	830,758
Accounts receivable		20,080
Prepaids		982
Total Assets	$	851,820

Liabilities and Member's Equity		
Accounts payable	$	22,881
Accrued compensation		728,229
Total Liabilities		751,110
Member's Equity		100,710
Total Liabilities and Member's Equity	$	851,820

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Income

For the Year Ended December 31, 2015

Revenue		
Investment banking fees	$	4,295,495
Total Revenue		4,295,495
Expenses		
Commissions		3,357,495
Overhead sharing		214,939
Professional fees		31,806
Other operating expenses		27,277
Total Expenses		3,631,517
Net Loss	$	663,978

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

January 1, 2015	$	12,941
Distributions		(576,209)
Net income		663,978
December 31, 2015	$	100,710

See accompanying notes

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	663,978
Increase (decrease) in:		
Accounts receivable		(20,080)
Prepaids		(982)
Accounts payable		7,854
Accrued compensation		728,229
Net Cash Provided by Operating Activities		1,378,999
Cash Flows from Financing Activities		
Distributions		(576,209)
Net Cash Used in Financing Activities		(576,209)
Net Increase in Cash and Cash Equivalents		802,790
Cash at beginning of year		27,968
Cash at End of Year	$	830,758

See accompanying notes

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking Fees
Investment banking fees are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $95,728 which exceeded the requirement by $45,654.

4. Risk Concentration

For the year ended December 31, 2015, 84% of investment banking fees was earned from four clients.

At December 31, 2015, the Company had uninsured cash balances of $580,758.

5. Related Party Transaction

The Company's sole member provides office space and pays most overhead expenses for the Company. In turn, the Company pays a portion of those expenses via an expense sharing agreement. The amount paid for 2015 is $214,939. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through March 7, 2016 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Net Capital	
Total member's equity	$ 100,710
Less: Non-allowable asset:	
Accounts receivable	4,982
Total Non-allowable assets	4,982
Net Capital	95,728
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $751,110 or $5,000, whichever is greater	50,074
Excess Net Capital	$ 45,654

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital as reported in Company's	
Part II of form X-17A-5 as of December 31, 2015	$ 79,648
Increase in allowable receivables	16,080
Net Capital Per Above Computation	$ 95,728

See accompanying notes

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member
Wood Warren & Co. Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Wood Warren & Co. Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 7, 2016

WOOD WARREN & CO.
INVESTMENT BANKERS

February 12, 2016

SEA 15c3-3 Exemption Report

I, J Roger Wood, the Managing Member of Wood Warren Securities, LLC, (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,



J Roger Wood
Managing Member

2200 Powell Street, Suite 200
Emeryville, CA 94608
Tel: 510-420-3840
Fax: 510-658-7367
www.woodwarren.com

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Wood Warren & Co. Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Wood Warren & Co. Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Walnut Creek, California
March 7, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3277*********************MIXED AADC 220
067024 FINRA DEC
WOOD WARREN & CO SECURITIES LLC
2200 POWELL ST STE 200
EMERYVILLE CA 94608-1868

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to *form@sipc.org* and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,739

B. Less payment made with SIPC-6 filed (**exclude interest**) (6015)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4724

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4724

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,724

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wood Warren + Co Securities
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

Managing member
(Title)

Dated the 12 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,295,495

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 4,295,495

2e. General Assessment @ .0025 $ 10,739

(to page 1, line 2.A.)

Wood Warren & Co. Securities, LLC

Annual Audit Report

December 31, 2015